June 10, 2005

Room 4561

Blair D. Koblenz
Executive Vice President and Chief Financial Officer
Cole Credit Property Trust II, Inc.
2555 East Camelback Road, Suite 400
Phoenix, Arizona 85016

Re:	Cole Credit Property Trust II, Inc.
	Amendment No. 4 to Form S-11
	Filed on June 2, 2005
      File No. 333-121094

Dear Mr. Koblenz:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by the marked courtesy copy version of your Form S-11 provided to us on June
2, 2005.

Registration Statement on Form S-11

Proposed Share Redemption Program, page 15

1. Please revise to disclose that you received no action relief from the Division of Market Regulation. Similarly, please update your disclosure on page 119.




Exhibit 5.1

2. We note your modification from your opinion filed on February
24,
2005 to expand the assumption located in paragraph 5 of page 3. The new language referring to the entire charter is overly abroad.
It
is inappropriate to assume the shares and plan shares will not be issued in violation of any restrictions or any limitations contained in the registrant`s charter. Revise accordingly.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Andrew Mew at (202) 551-3377 or Accounting Branch Chief, Kathleen Collins, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.  Please contact Neil Miller at (202) 551-3442 or me at
(202)
551-3411 with any other questions.

Sincerely,



Peggy Y. Kim
Senior Counsel

cc:	Rosemarie A. Thurston, Esq. (via facsimile)
	Lauren Burnham Prevost, Esq.
	David M. Calhoun, Esq.
	Morris, Manning & Martin, LLP
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Mr. Blair D. Koblenz
Cole Credit Property Trust II, Inc.
June 10, 2005
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